SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2008

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A.
Publicly-held Company - CVM nº 1771-0
C.N.P.J. n.º 02.558.074/0001-73 - N.I.R.E. 35.3.001.587.9-2

NOTICE TO SHAREHOLDERS

Vivo Participações S.A. (“Vivo Part”), hereby informs to the public that its Board of Directors, at a special meeting held on 05/26/2008, approved the capital increase in consequence of corporate reorganization processes involving the company and its merged, controlled and controlling companies. The amortization of the premium resulting from such corporate reorganization processes resulted in a total accumulated tax benefit of R$362,742,315.02, of which R$ 179,862,185.37 correspond to the fiscal year ended on 12/31/2006, and R$ 182,880,129.65 correspond to the fiscal year ended on 12/31/2007, representing credits in favor of the controlling shareholders, by increase of the capital stock of the company from current R$ 6,710,526,649.56, upon issuance of 31,959,675 new shares, of which 11,669,713 are common shares and 20,289,962 are preferred shares, with the priority right being assured as provided for in article 171, of Law no. 6.404/76, under the terms of the provisions in art. 7, §1 of CVM Instruction no. 319/99, and the proceeds arising out of eventual exercises of the priority right shall be credited pro rata to the controlling companies of Vivo Participações S.A. mentioned in the table below, which are the holders of such credits to be capitalized:

Controlling Shareholder	Amount of the Tax Benefit to be capitalized – base 12/31/2006 – R$	Amount of the Tax Benefit to be capitalized – base 31/12/2007 – R$	Total Amount of the Tax Benefit to be capitalized – R$
Portelcom Participações S.A.	140,521,882.07	160,436,755.66	300,958,637.73
Sudestecel Participações Ltda.	39,340,303.30	22,443,373.99	61,783,677.29
Total R$	179,862,185.37	182,880,129.65	362,742,315.02

TOTAL AMOUNT OF THE STOCK SUBSCRIPTION AND CAPITAL INCREASE

R$362,742,315.02.

AMOUNT AND TYPE OF SHARES ISSUED

31.959.675 new shares, of which 11,669,713 are common shares and 20,289,962are preferred shares, with no face value and in book-entry form.

ISSUANCE PRICE

Eleven reais and thirty-five cents (R$ 11.35) per common or preferred share.

The issuance price corresponds to 100% of the weighted average of the prices in the main market of the preferred shares in the 10 floor sessions of Bovespa, from 05/08/2008 until and including 05/21/2008.

DIVIDENDS

The issued shares will be entitled to full dividends and eventual interest on the own capital, as may be declared by Vivo Part as from this date.

TERM FOR EXERCISE OF THE PRIORITY RIGHT.

Beginning: 05/28/2008                           End: 06/27/2008

PROPORTION OF THE SUBSCRIPTION RIGHT

In order to ascertain the amount of shares each shareholder may subscribe, he/she/it shall multiply the number of shares held by him/her/it on 05/27/2008, for the following factors:

Type of shares held	Factor	Type to be subscribed
Common	0.02223092	Common
Preferred	0.02223092	Preferred

PAYMENT TERMS

Cash, upon subscription.

ELIGIBILITY FOR SUBSCRIPTION

Shareholders having acquired their shares until 05/27/2008 will be eligible to subscribe the capital increase. Shares acquired after 05/28/2008 will be ex-right of subscription.

Holders of ADRs: The new shares shall not be registered under the Securities Act of 1933 (“Securities Act”) and may not be offered or sold in the United States or to North-American persons.

Shareholders wishing to trade their subscription rights will be authorized to do so, provided that the shareholders whose shares are in custody with Banco ABN Amro Real shall either request to that Bank the respective form of assignment of rights, which shall be issued by Banco ABN Amro Real in the period from 05/28/2008 until 06/27/2008, or give instructions to a securities broker of its choice for trading directly in the stock exchanges in the period from 05/28/2008 until 06/20/2008.

Once the form of assignment of rights is issued, under the terms provided for in the preceding item and upon actual disposal thereof, the corresponding statement on the reverse side of the form of assignment of rights will be required, with the assignor’s signature duly certified by a notary public.

NON-EXISTENCE OF SUBSCRIPTION RIGHTS NOT EXERCISED

There will be no subscriptions rights not exercised, because the capital increase arises out of capitalization of credits available in the current account .

DOCUMENTATION FOR SUBSCRIPTION AND ASSIGNMENT OF RIGHTS

The shareholders are required to present the following original documents or certified documents thereof:

  Individuals: Identity Card, individual taxpayer card (CPF) and proof of address.

  Legal Entities: certified copy of the latest restated bylaws or articles of association, CNPJ enrollment card, corporate documents granting representation powers and certified copies of the CPF, Identity Card and proof of residence of its representatives. Investors resident abroad may be required to present other representation documents.

  In case of representation by proxy, the respective power of attorney shall be required to be presented.

ASSISTANCE LOCATIONS

At the securities brokers, for shares in custody with Companhia Brasileira de Liquidação e Custódia – CBLC and in the branches of Banco ABN Amro Real, for shares in custody with such institution.

CREDITING OF SHARES

The shares will be credited one (1) business day after the expiration date of the priority right upon the increase of the capital stock, both for shares in custody with the CBLC and with the ABN Amro Real S.A.

São Paulo, May 26, 2008.

Ernesto Gardelliano
Investor Relations Officer
Vivo Participações S.A.

VIVO – Investor Relations
Tel: +55 11 7420-1172
Email: ri@vivo.com.br
Information available from: www.vivo.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 03, 2008

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.